Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-248482

January 11, 2022

PRICING TERM SHEET

Triton Container International Limited and

TAL International Container Corporation

each a wholly owned subsidiary of

Triton International Limited

$600,000,000 3.250% Senior Notes due 2032

Guaranteed by Triton International Limited

Issuers:	Triton Container International Limited and TAL International Container Corporation

Guarantor:	Triton International Limited

Ranking:	Senior Unsecured

Expected Ratings*:	S&P: BBB- (stable) / Fitch: BBB- (stable)

Maturity:	March 15, 2032

Aggregate Principal Amount:	$600,000,000

Coupon:	3.250%

Offering Price:	99.600%, plus accrued interest, if any, from the Settlement Date

Net proceeds to the Issuers:	98.950% / $593,700,000 (after deducting underwriting discounts but before deducting estimated offering expenses payable by the Issuers)

Benchmark Treasury:	UST 1.375% due November 15, 2031

Benchmark Treasury Yield:	1.746%

Spread to Benchmark Treasury:	+155 bps

Yield to Maturity:	3.296%

Interest Payment Dates:	March 15 and September 15, beginning September 15, 2022 (long first coupon)

Record Dates:	March 1 and September 1

Optional Redemption:	In whole or in part, at any time and from time to time prior to December 15, 2031 (the date that is three months prior to their maturity) (the “Par Call Date”), at a redemption price equal to the greater of (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes mature on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. At any time on or after the Par Call Date, the Issuers may redeem some or all of the Notes at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Settlement Date**:	January 19, 2022

CUSIP/ISIN:	89681L AA0 / US89681LAA08

Denominations	$2,000 / $1,000

Joint Book-Running Managers:	Citigroup Global Markets Inc. ING Financial Markets LLC Wells Fargo Securities, LLC Fifth Third Securities, Inc. MUFG Securities Americas Inc. Truist Securities, Inc.

Co-Managers:

B. Riley Securities, Inc.

Keefe, Bruyette & Woods, Inc.

Citizens Capital Markets, Inc.

ICBC Standard Bank Plc

Regions Securities LLC

SMBC Nikko Securities America, Inc.

CJS Securities, Inc.

Huntington Securities, Inc.

M&T Securities, Inc.

Zions Direct, Inc.

Capitalized terms used and not defined herein have the meanings assigned to such terms in the Issuers’ Preliminary Prospectus Supplement, dated January 11, 2022, and related base prospectus (together, the “Preliminary Prospectus”).

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.
**

It is expected that delivery of the Notes will be made against payment therefor on or about January 19, 2022, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes before the second business day prior to the Settlement Date will be required, by virtue of the fact that the Notes will initially settle in T+5, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their own advisor.

All information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Notes and is not soliciting an offer to buy the Notes in any jurisdiction where the offer or sale is not permitted.

The Issuers and Triton International Limited (the “Company”) have filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and other documents the Issues and the Company have filed with the SEC for more complete information about the Issuers, the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuers, any underwriter or any dealer participating in this offering will arrange to send you the Preliminary Prospectus if you request it by calling Citigroup Global Markets Inc. at 1-1-800-831-9146, ING Financial Markets LLC at 1-646-424-8972 or Wells Fargo Securities, LLC at 1-800-645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.